SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No.9)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
ENBRIDGE INC.
(Name of issuer)

Common Shares
(Title of Class of Securities)

29250N105
(CUSIP Number)

Soulef Hadjoudj
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5998
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 28, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)
[ X]           Rule 13d-1(c)
[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Doc#: US1:6744857v3

1	Name of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Caisse de dépôt et placement du Québec.
----------------------------------------------------------------------------------------------------------------
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
----------------------------------------------------------------------------------------------------------------
3	SEC USE ONLY
----------------------------------------------------------------------------------------------------------------
4	Citizenship or Place of Organization
Montreal (Quebec) Canada
----------------------------------------------------------------------------------------------------------------
5	Sole Voting Power
31,900,000Common Shares
----------------------------------------------------------------------------------------------------------------
6	Shared Voting Power
-0-
----------------------------------------------------------------------------------------------------------------
7	Sole Dispositive Power
31,900,000Common Shares

----------------------------------------------------------------------------------------------------------------
8	Shared Dispositive Power
-0-
----------------------------------------------------------------------------------------------------------------
9	Aggregate Amount Beneficially Owned by Each Reporting Person
31,900,000Common Shares

----------------------------------------------------------------------------------------------------------------
10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
----------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)
4.0%
----------------------------------------------------------------------------------------------------------------
12	Type of Reporting Person (See Instructions)
OO
----------------------------------------------------------------------------------------------------------------

1	Name of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Capital d’Amérique CDPQ Inc.
----------------------------------------------------------------------------------------------------------------
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
----------------------------------------------------------------------------------------------------------------
3	SEC USE ONLY
----------------------------------------------------------------------------------------------------------------
4	Citizenship or Place of Organization
Montreal (Quebec) Canada
----------------------------------------------------------------------------------------------------------------
5	Sole Voting Power
31,900,000Common Shares
----------------------------------------------------------------------------------------------------------------
6	Shared Voting Power
-0-
----------------------------------------------------------------------------------------------------------------
7	Sole Dispositive Power
31,900,000Common Shares
----------------------------------------------------------------------------------------------------------------
8	Shared Dispositive Power
-0-
----------------------------------------------------------------------------------------------------------------
9	Aggregate Amount Beneficially Owned by Each Reporting Person
31,900,000Common Shares
----------------------------------------------------------------------------------------------------------------
10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
----------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)
4.0%
----------------------------------------------------------------------------------------------------------------
12	Type of Reporting Person (See Instructions)
CO
----------------------------------------------------------------------------------------------------------------

1.	Name Of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Trencap L.P.
----------------------------------------------------------------------------------------------------------------
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
----------------------------------------------------------------------------------------------------------------
3.	SEC USE ONLY
----------------------------------------------------------------------------------------------------------------
4.	Citizenship or Place of Organization
Montreal (Quebec) Canada
----------------------------------------------------------------------------------------------------------------
5.	Sole Voting Power
31,900,000Common Shares
----------------------------------------------------------------------------------------------------------------
6.	Shared Voting Power
-0-
      ----------------------------------------------------------------------------------------------------------------
7.	Sole Dispositive Power
31,900,000Common Shares

----------------------------------------------------------------------------------------------------------------
8.	Shared Dispositive Power
-0-
      ----------------------------------------------------------------------------------------------------------------
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,900,000Common Shares
----------------------------------------------------------------------------------------------------------------
10.	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
----------------------------------------------------------------------------------------------------------------
11.	Percent of Class Represented by Amount in Row (9)
4.0%
----------------------------------------------------------------------------------------------------------------
12.	Type of Reporting Person (See Instructions)
PN
----------------------------------------------------------------------------------------------------------------

1.	Name Of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Noverco Inc.
----------------------------------------------------------------------------------------------------------------
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
----------------------------------------------------------------------------------------------------------------
3.	SEC USE ONLY
----------------------------------------------------------------------------------------------------------------
4.	Citizenship or Place of Organization
Montreal (Quebec) Canada
----------------------------------------------------------------------------------------------------------------
5.	Sole Voting Power
31,900,000Common Shares
----------------------------------------------------------------------------------------------------------------
6.	Shared Voting Power
-0-
      ----------------------------------------------------------------------------------------------------------------
7.	Sole Dispositive Power
31,900,000Common Shares
----------------------------------------------------------------------------------------------------------------
8.	Shared Dispositive Power
-0-
      ----------------------------------------------------------------------------------------------------------------
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,900,000Common Shares
----------------------------------------------------------------------------------------------------------------
10.	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
----------------------------------------------------------------------------------------------------------------
11.	Percent of Class Represented by Amount in Row (9)
4.0%
----------------------------------------------------------------------------------------------------------------
12.	Type of Reporting Person (See Instructions)
CO
----------------------------------------------------------------------------------------------------------------

1.	Name Of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Gaz Métro Inc.
----------------------------------------------------------------------------------------------------------------
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
----------------------------------------------------------------------------------------------------------------
3.	SEC USE ONLY
----------------------------------------------------------------------------------------------------------------
4.	Citizenship or Place of Organization
Montreal (Quebec) Canada
----------------------------------------------------------------------------------------------------------------
5.	Sole Voting Power
6,688,000 Common Shares
----------------------------------------------------------------------------------------------------------------
6.	Shared Voting Power
-0-
      ----------------------------------------------------------------------------------------------------------------
7.	Sole Dispositive Power
6,688,000 Common Shares
----------------------------------------------------------------------------------------------------------------
8.	Shared Dispositive Power
-0-
      ----------------------------------------------------------------------------------------------------------------
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,688,000 Common Shares
----------------------------------------------------------------------------------------------------------------
10.	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
----------------------------------------------------------------------------------------------------------------
11.	Percent of Class Represented by Amount in Row (9)
0.8%
----------------------------------------------------------------------------------------------------------------
12.	Type of Reporting Person (See Instructions)
CO
----------------------------------------------------------------------------------------------------------------

Item 1

(a)	Name of Issuer:
Enbridge Inc., a Canadian corporation.

(b)	Address of Issuer's Principal Executive Offices:
The principal executive offices of Enbridge Inc. are located at 3000 Fifth Avenue Place, 425 – 1st Street SW, Alberta, T2P 3L8, Canada.

Item 2

(a)	Name of Person Filing:
(b)	Address or principal business office or, if none, residence:

Caisse de dépôt et placement du Québec
1000, Place Jean-Paul Riopelle, Montréal,
Québec, H2Z 2B3, Canada

Capital d’Amérique CDPQ Inc.
1000, Place Jean-Paul Riopelle, Montréal,
Québec, H2Z 2B3, Canada

Trencap L.P.
1000, Place Jean-Paul Riopelle, Montréal,
Québec, H2Z 2B3, Canada

Noverco Inc.,
1000, Place Jean-Paul Riopelle, Montréal,
Québec, H2Z 2B3, Canada.

Gaz Métro Inc.
1717 rue du Havre, Montréal
Québec, H2K 2X3, Canada

(c)	Citizenship:

Caisse de dépôt et placement du Québec, Québec, Canada
Capital d’Amérique CDPQ Inc., Québec, Canada
Trencap, L.P., Québec, Canada
Noverco Inc., Québec, Canada
Gaz Métro, Québec, Canada

Caisse de dépôt et placement du Québec, Capital d’Amérique CDPQ Inc., Trencap L.P., Noverco Inc., and Gaz Métro Inc. have entered into a Joint Filing Agreement, dated June 3, 2013, a copy of which is filed as Exhibit 1 to this Amendment No. 9 to the Schedule 13G, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(d)	Title of class of securities: Common Shares

(e)	CUSIP No.: 29250N105

Item 3

Not applicable.

Item 4 - Ownership

(a)	Amount Beneficially Owned:

See row 9 to the cover page of each Reporting Person.

Caisse de dépôt et placement du Québec (“CDPQ”) beneficially owns a 59.6% interest in the units of Trencap L.P.,  a limited partnership created under the Laws of the Province of Québec, the general partner of which is Capital d’Amérique CDPQ Inc., a company incorporated pursuant to the Laws of the Province of Québec and a wholly-owned subsidiary of CDPQ.

Trencap L.P. owns a 61.1% interest in the Common Shares of Noverco Inc., which owns (i)  directly 25,212,000 Common Shares of Enbridge Inc., representing approximately 3.1% of the issued and outstanding Common Shares of Enbridge Inc, and (ii) indirectly through Gaz Métro Inc., a company incorporated pursuant to the Laws of the Province of Québec and a wholly-owned subsidiary of Noverco Inc., 6,688,000 Common Shares of Enbridge Inc., representing approximately 0.8% of the issued and outstanding Common Shares of Enbridge Inc. CDPQ may be deemed to control Noverco Inc., and therefore indirectly beneficially own the Enbridge Inc. common shares owned by Noverco Inc.

(b)	Percent of Class:

See row 11 to the cover page of each Reporting Person.

(c)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or direct the vote:

See row 5 to the cover page of each Reporting Person.

(ii)	shared power to vote or direct the vote

See row 6 to the cover page of each Reporting Person.

(iii)	sole power to dispose or to direct the disposition

See row 7 to the cover page of each Reporting Person.

(iv)	shared power to dispose or to direct the disposition:

See row 8 to the cover page of each Reporting Person.

Item 5 - Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8 - Identification and Classification of Members of the Group

Not applicable.

Item 9 - Notice of Dissolution of Group

Not applicable.

Item 10 - Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the signatory's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: June 3, 2013

Caisse de dépôt et placement du Québec

-----------------------------------------------------------------------
Name: Soulef Hadjoudj
Title: Legal Counsel

Capital d’Amérique CDPQ Inc.

-----------------------------------------------------------------------
Name: Ève Giard
Title: Corporate Secretary

Trencap, L.P.

-----------------------------------------------------------------------
By : Capital d’Amérique CDPQ Inc., a general partner
Name: Ève Giard,
Title: Corporate Secretary, Capital d’Amérique CDPQ Inc.

Noverco Inc.

-----------------------------------------------------------------------
Name: Soulef Hadjoudj
Title: Assistant Corporate Secretary

Gaz Métro Inc.

-----------------------------------------------------------------------
Name: Lyne Burelle
Title: Corporate Secretary

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d−1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Enbridge, Inc. or any subsequent acquisitions or dispositions of equity securities of Enbridge, Inc. by any of the undersigned and the Schedule 13G (and any amendment thereto) to which this Agreement is an exhibit is filed on behalf of each of the undersigned.

Dated: June 3, 2013

Caisse de dépôt et placement du Québec

-----------------------------------------------------------------------
Name: Soulef Hadjoudj
Title: Legal Counsel

Capital d’Amérique CDPQ Inc.

-----------------------------------------------------------------------
Name: Ève Giard
Title: Corporate Secretary

Trencap, L.P.

-----------------------------------------------------------------------
By : Capital d’Amérique CDPQ Inc., a general partner
Name: Ève Giard,
Title: Corporate Secretary, Capital d’Amérique CDPQ Inc.

Noverco Inc.

-----------------------------------------------------------------------
Name: Soulef Hadjoudj
Title: Assistant Corporate Secretary

Gaz Métro Inc.

-----------------------------------------------------------------------
Name: Lyne Burelle
Title: Corporate Secretary